Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
June 11, 2009	NYSE:SLW

SILVER WHEATON TO RELEASE SECOND QUARTER RESULTS ON

 JULY 30, 2009

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) will release second quarter results on Thursday, July 30, 2009, after market close.

A conference call will be held Friday, July 31, 2009, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-800-732-9307
Dial from outside Canada or the US:	1-416-644-3415
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-877-289-8525
Dial from outside Canada or the US:	1-416-640-1917
Pass code:	21308834#
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world.  Forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 30 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 31 million silver equivalent ounces, by 2013.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities,  changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2008 available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..

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Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com